August 11, 2021 Atotech Q2 2021 Earnings Presentation Geoff Wild, CEO Peter Frauenknecht, CFO Exhibit 99.2

Legal Disclaimer Forward-Looking Statements  This presentation and the oral remarks made in connection herewith may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any forward-looking statements involve risks, uncertainties and assumptions. Although we believe that the assumptions and analysis underlying these statements are reasonable as of the date hereof, investors are cautioned not to place undue reliance on these statements. Forward-looking statements include information concerning our liquidity and our possible future results of operations, including descriptions of our business strategies, plans, goals, prospects, future events and the cost savings and other benefits we expect to achieve as a result of the acquisition discussed herein. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “project,” “forecast,” “seek,” “will,” “may,” “should,” “could,” “would,” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances as of the date hereof. We do not have any obligation to and do not intend to update any forward-looking statements included herein. You should understand that these statements are not guarantees of future performance or results. Actual results could differ materially from those described in any forward-looking statements contained herein as a result of a variety of factors, including known and unknown risks and uncertainties, many of which are beyond our control.  This presentation has been prepared by Atotech Limited (“the Company”) and includes information from other sources believed by the Company to be reliable, and, while reasonable care has been taken to ensure that the facts stated herein are accurate and that the opinions and expectations contained herein are fair and reasonable, no representation or warranty, express or implied, if made as to the fairness, accuracy or completeness of any of the opinions and conclusions set forth herein based on such information. More information on potential factors that could affect the Company’s financial results is available in Item 3.D. “Risk Factors” and Item 5. “Operating and Financial Review and Prospects” sections within the Company’s most recent annual report on Form 20-F, and in other documents that we have filed with, or furnished to, the U.S. Securities and Exchange Commission. Unless otherwise indicated, the information contained herein speaks only as of the date hereof and is subject to change, completion or amendment without notice. The Company undertakes no obligation to update or revise any of the forward-looking statements contained herein, whether a result of new information, future events or otherwise. The contents of this presentation are not to be construed as legal, regulatory, business, accounting or tax advice. You should consult your own attorney, business advisor, accountant and tax advisor as to legal, regulatory, business, accounting and tax advice. Under no circumstances is this presentation or the information contained herein to be construed as a prospectus, offering memorandum or advertisement, and neither any part of this presentation nor any information or statement contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. This presentation is not, and is not intended to be, an offer to sell, or a solicitation of an offer to purchase, any securities or any other interest in the Company. This presentation has been prepared by the Company solely for informational purposes and exclusively for the benefit and internal confidential use of the recipient. The Company and its affiliates, officers, directors, employees, professional advisors and agents do not accept responsibility or liability for this presentation or its contents (except to the extent that such liability cannot be excluded by law). Non-IFRS Financial Measures The historical financial information included herein includes financial information that is not presented in accordance with International Financial Reporting Standards and related interpretations as issued by the IASB and adopted by the European Union (“IFRS”), including EBITDA and Adjusted EBITDA. We believe EBITDA and Adjusted EBITDA are measures commonly used by analysts and investors to evaluate the performance of companies in our industry. Our use of the terms EBITDA and Adjusted EBITDA may differ from that of others in our industry. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss), operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity. EBITDA and Adjusted EBITDA have important limitations as analytical tools and should be considered in conjunction with, and not as substitutes for, our results as reported under IFRS. This presentation includes a reconciliation of certain non-IFRS financial measures with the most directly comparable financial measures calculated in accordance with IFRS.  Rounding Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Organic Sales Organic sales growth is calculated as net revenue growth excluding the impact of foreign exchange and palladium price fluctuations. Defined Terms All capitalized terms contained within this presentation have been previously defined in our filings with the U.S. Securities and Exchange Commission.

Q2 Highlights

Record quarter driven by sustained end-market demand

Demand Environment

- **Sustained revenue growth** above robust end-markets
- **Electronics chemistry organic growth of 9%[1]** driven by continued 5G and computing demand trends
- **Electronics Equipment** organic **revenue[1] +115%** following high order intake
- **GMF chemistry organic revenue up 59%[1]** as the Q2 2020 trough pandemic quarter is annualized and high-end automobile markets strengthen

Profitability & Cash Flow

- **Adj. EBITDA[2] rose 63% to $118m** given operating leverage on strong volume growth, despite supply chain inefficiencies
- **Adjusted Free Cash Flow[2]** from operations before debt service at $87m
- **Net Leverage reduced to 3.2x** as we annualize the trough quarter of the COVID-19 pandemic

Key Initiatives

- **Sustainability Initiatives: Covertron:** combination of chemistry and new auxiliary equipment improves value proposition for first Cr (VI) free process
- **Fumalock:** PFAS-free mist supressant for fully compliant Cr(VI) hard chrome processes
- **Digitalization:** IIOT hardware and software applications to improve customer experience and reduce carbon footprint

(1) Organic revenue: Net chemistry revenue +/- impact of FX and +/- impact of palladium, Net Equipment revenue +/- impact of FX
(2) See appendix for definitions as well as a reconciliation to the most closely comparable IFRS measure

3
© Atotech |
ATOTECH

Consolidated Results – Q2 2021 Robust revenue growth and operating leverage 32% organic growth reflects strong and accelerating demand in Electronics and recovery in GMF from the COVID-19 demand trough Adjusted EBITDA growth of 63% as a result of operating leverage on strong volumes and lean cost structure, partially offset by supply chain inefficiency  Pro-forma EPS comparison with prior year quarter on Q2 2021 share count basis, to show true increase in profitability   Adjusted EPS of $0.29 reflecting same adjustments as Adjusted EBITDA plus adjustment for reversal of amortization expense Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure Pro-forma Adjusted EPS: Adjusted Net Income from continuing operations divided by # of shares as of 30.06.21. See Appendix for reconciliation Revenue bridge 3% 9% 32% $ in millions Q2 % Change 2021 2020 Total Organic(1) Electronics $248 $186 0.33 0.21 GMF $129 $75 0.71 0.59 Net Revenue $377 $261 0.44 0.32 Electronics $85 $62 0.36 GMF $33 $10 2.38 Adjusted EBITDA(2) $118 $72 0.63 Adj. EBITDA Margin 0.314 0.27700000000000002 + 370 bps Fully diluted EPS $0.15 $-3.47 Pro-forma Adjusted EPS(3) $0.28999999999999998 $0.01

Electronics Results – Q2 2021 Strong chemistry and equipment demand drive organic growth Chemistry organic revenue growth of 9%, driven by strong underlying demand, optimal market positioning and exposure to high-growth trends Equipment organic revenue grew 115%, supported by multiple drivers including transition to 5G, increased computing demands (WfH, Cloud Computing, AI) and sustainability initiatives Adjusted EBITDA growth as a result of organic volume and efficiency gains Margin expansion reflects operating leverage on chemistry revenue, offset by product mix and Pd pass-through Revenue bridge Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure 4% 8% 21% $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions Q2 % Change 2021 2020 Total Organic (1) Chemistry $198 $164 0.21 0.09 Equipment $50 $22 1.27 1.1499999999999999 Net Revenue $248 $186 0.33 0.21 Electronics Adj. EBITDA(2) $85 $62 0.36 Adj. EBITDA Margin 0.34300000000000003 0.33600000000000002 + 70 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Chemistry $106.7 $113.9 -6.3% -7.6% Equipment 3.9 20 -0.80600000000000005 -0.8 GMF Net Sales $110.60000000000001 $133.9 -0.17399999999999999 -0.184 Adj. EBITDA $29 $35 -0.17142857142857143 Adj. EBITDA Margin 0.26220614828209765 0.26138909634055263 + 10 bps

GMF Results – Q2 2021 Results reflect recovery from Covid-19 trough in Q2 2020 59% chemistry organic revenue growth reflects recovery of demand after Q2 2020 pandemic trough and above-market growth in a broad range of high-end applications for automotive and other industries  Sustainability-focused solutions experience high demand: Multiple innovative processes including Covertron for Cr(VI) free decorative plating, and anode membrane technology for efficiency gains in ZnNi plating  Adjusted EBITDA rebound to $33M reflects strong operating leverage off higher chemistry volumes, partially offset by higher freight costs  Margin recovery to 25.8% reflects improvement towards normalized level Revenue bridge Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure 1% 11% 59% $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Chemistry $154.69999999999999 $129.19999999999999 0.19800000000000001 8.7% Equipment 17.399999999999999 20.7 -0.161 -0.14699999999999999 Net Sales $172.1 $149.89999999999998 0.14799999999999999 5.5% Electronics Adj. EBITDA $54.7 $50.2 8.9641434262948197 Adj. EBITDA Margin 0.31783846600813481 0.33488992661774525 - 170 bps $ in millions Q2 % Change 2021 2020 Total Organic (1) Chemistry $127 $74 0.72 0.59 Equipment $2 $1 0.62 0.48 GMF Net Revenue $129 $75 0.71 0.59 Adj. EBITDA(2) $33 $10 2.38 Adj. EBITDA Margin 0.25800000000000001 0.13100000000000001 + 1270 bps

Liquidity & Capital Structure Strong balance sheet – current net debt leverage 3.2x Q2 adj. free cash flow from operations of $87M before debt service, reflecting strong operating profit and return strong EBITDA conversion as well as good working capital management and efficient capex  $478M of liquidity, including net cash of $245M and borrowing capacity of $232.5M(2) under RCF provides ample financial flexibility Net leverage at 3.2x at quarter-end supported by solid Adjusted EBITDA and annualization of trough pandemic quarter Q2 2021 Capitalization table Net of local lines of credit Includes revolver with commitments of $250.0M and borrowing capacity of $232.5M, after giving effect to ancillary facilities of $17.5M Excluding short term and long term deferred financing costs of $20.4 million Reflects application of IFRS 16, Leases $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions divided by LTM Amount Adj. EBITDA $ in millions Q1 % Change Cash & Cash equivalents (1) 245 2020 2019 All-in Organic (1) Chemistry $154.69999999999999 $129.19999999999999 0.19800000000000001 8.7% Revolving credit facility (2) 0 Equipment 17.399999999999999 20.7 -0.161 -0.14699999999999999 Term loans (3) 1588 Net Sales $172.1 $149.89999999999998 0.14799999999999999 5.5% Electronics Capitalized leases (4) 75 Total senior secured debt 1662 3.8119266055045871 X Adj. EBITDA $54.7 $50.2 8.9641434262948197 Net senior secured debt 1417 3.2 X Equipment 3.9 20 -0.80600000000000005 -0.8 GMF Net Sales #REF! #REF! -0.17399999999999999 -0.184 Common equity 883 Total capitalization 2300 Adj. EBITDA $29 $35 -0.17142857142857143 Q2 2021 LTM Adjusted EBITDA Adj. EBITDA Margin #REF! #REF! + 10 bps Adjusted EBITDA 436 Cash & Cash Equivalents (1) Revolving Credit Facilities (2) Term Loans

2021 Financial Guidance

Strong growth in both segments leads to 22% adj. EBITDA growth at mid-point

Total Revenue Growth(1)	Chemistry Organic Revenue Growth	Adjusted EBITDA
13-14%	EL: 7-8% GMF: 12-13% Total: ~ 10%	$435m - $450m

Capex	Interest Expense	Income Tax Rate
4.5% - 5% of total revenue	$70m - $74m(2)	30% - 31%(3)

- Assumptions: Market growth rates based on internal market model, (data derived from key consultancy firms (e.g. IHS, IDC)) and continued recovery from Covid-19 pandemic leading to 6% global GDP growth (IMF)
- Adjusted EBITDA - Guidance assumes FX rates as per June 30, 2021

(1) Includes chemistry organic growth and equipment excluding FX effects
(2) Excludes roughly $59M in one-time costs connected with early extinguishment of Holdco and Opco notes and financing fee amortization, which was recognized in Q1 2021
(3) Includes approximately 25% - 26% income tax rate and 5% withholding tax rate. Tax rate is generally applicable to operating profit (before interest expense), and does not include any tax litigation reserves we may take

8
© Atotech |
ATOTECH

Appendix

Adjusted EBITDA Reconciliation ( )

Adjusted EPS Reconciliation

Adjusted Free Cash Flow Before Debt Service (1) Capex is presented net of proceeds from disposals of intangible assets and property, plant, and equipment OWC = Operating working capital and includes trade receivables and inventories less trade payables Following our IPO in February 2021, we redeemed in full all $425.0 million of our 6.250% Senior Notes due 2025 and all $219.0 million of our 8.75%/9.50% Senior PIK Toggle Notes.

Thank you Sarah Spray Global Head of Investor Relations & Communications sarah.spray@atotech.com +1 803 504 4731